SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

NEUROGEN CORPORATION

(Name of Issuer)

Common Stock, $0.025 Par Value

(Title of Class of Securities)

64124E106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

August 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64124E106

1	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 64124E106

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 64124E106

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 64124E106

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 64124E106

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 64124E106

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,071,402 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,071,402 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,071,402 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5% (See Item 5)

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 21, 2004 (as amended by Amendment No. 1 thereto previously filed with the SEC on April 14, 2008, the “Original Schedule 13D”).  This Amendment No. 2 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP LLC, WP and WP Partners are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  This Amendment No. 2 relates to the common stock, par value $0.025 per share (the “Common Stock”), of Neurogen Corporation, a Delaware corporation (the “Company”), and a warrant (the “Warrant”) exercisable for shares of Common Stock.  The holdings of Common Stock of WP VIII reported in this Amendment No. 2 include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE  VIII  I”) and WP-WPVIII Investors L.P., a Delaware limited partnership (“WP-WPVIIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.

Item 2.                                                        Identity and Background

The first sentence of Item 2(b) of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

(b)                                 The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 4.                                                        Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”), and Neon Signal, LLC, a Delaware limited liability company (“Merger Sub”), WP VIII and Parent have entered into a Voting Agreement, dated as of August 23, 2009 (the “Voting Agreement”).  The Voting Agreement provides that, among other things, WP VIII has agreed, on the terms and subject to the conditions of the Voting Agreement, that it:  (i) will vote all of the shares of Common Stock beneficially owned by it or over which it exercises sole voting power (other than the shares of Common Stock underlying the Warrant) (A) in favor of the approval of the Merger (as defined below) and adoption of the Merger Agreement; (B) against any Acquisition Proposal or Superior Proposal (each as defined in the Merger Agreement); and (C) against any proposal or transaction which would reasonably be expected to prevent or delay the consummation of the Merger or the Merger Agreement; and (ii) will not enter into any agreement or understanding with any person or entity the effect of which would be materially inconsistent with or violative of any provision contained in the foregoing clause (i).  Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger.  The Voting Agreement automatically terminates upon the earlier to occur of the following: (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof; or (iii) the date and time of any amendment, modification, change or waiver, which waiver is made at the request of, or with the consent of, Parent, Merger Sub or their respective representatives, to the terms of the Merger Agreement or one or more of the CVR Agreements (as defined in the Merger Agreement) executed after the date thereof that (a) is not consented to in writing by WP VIII in its sole discretion and (b) is or results in (w) any change (adverse-to-WP VIII) in the Exchange Ratio as defined in the Merger Agreement as of the date thereof, or (x) any change (adverse-to-WP VIII) to the economic terms of the CVRs (as defined in the Merger Agreement) as set forth in the Merger Agreement and the forms of CVR Agreements attached thereto, as they exist on the date thereof, or (y) any change to the Merger Agreement provisions governing the economic terms of any potential cash payment that may be paid to the Company’s stockholders (including WP VIII) before the Effective Time (as defined in the Merger Agreement) as permitted by Section 2.06(a)(iii) of the Merger Agreement, or (z) any change in the form of consideration payable pursuant to the Merger Agreement or the CVR Agreements as in effect on the date thereof (provided that the addition of consideration in any form, without the reduction or elimination of any part of the full amount of each respective form of consideration as called for in the Merger Agreement or the CVR Agreements as in effect on the date thereof, shall not be considered such a “change in the form of consideration”).

Pursuant to an Irrevocable Proxy (the “Proxy”) delivered by WP VIII in connection with the execution and delivery of the Voting Agreement, WP VIII appointed John Higgins and Charles Berkman as its agents, attorneys-in-fact and proxies, with full power of substitution and resubstitution, to, subject to the terms and conditions of the Proxy, vote the shares of Common Stock beneficially owned by WP VIII in the manner described in clause (i), above.  The Proxy automatically terminates upon the termination of the Voting Agreement.

The foregoing descriptions of the Voting Agreement and the Proxy do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement and the Proxy, copies of which are attached hereto as Exhibit 99.6, and the Voting Agreement and the Proxy are incorporated herein by reference in their entirety.  Each of Steven Davis, Julian Baker, Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., Baker Brothers Life Sciences, L.P. and FBB Associates (collectively, the “Voting Agreement Parties”) entered into voting agreements and irrevocable proxies with Parent in connection with the Merger in substantially the same form as the Voting Agreement and the Irrevocable Proxy entered into between Parent and WP VIII.  This Amendment No. 2 does not purport to amend, qualify or in any way modify such agreements.

Item 5.                                                        Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)                                  As of the close of business on August 24, 2009, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own an aggregate of 16,071,402 shares of Common Stock, which represents:  (i) 13,571,411 shares of Common Stock currently held of record by the Investors and (ii) 2,499,991 shares of Common Stock underlying the Warrant.  Accordingly, based on the foregoing, the Warburg Pincus Reporting Persons’ beneficial ownership represents approximately 22.5% of the outstanding Common Stock, based on a total of 71,474,071 shares of Common Stock outstanding after exercise of the Warrant which is comprised of:  (i) 68,974,080 shares of Common Stock outstanding as of August 12, 2009, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2009, and (ii) 2,499,991 shares of Common Stock issuable to WP VIII upon the full exercise of the Warrant.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In addition, each of the Warburg Pincus Reporting Persons may be deemed to be a member of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Parent, any of the Voting Agreement Parties and Messrs. John Higgins and Charles Berkman.  Each of the Warburg Pincus Reporting Persons hereby disclaims that they are members of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Parent, any of the Voting Agreement Parties, and Messrs. John Higgins and Charles Berkman, and each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by Parent, any of the Voting Agreement Parties or Messrs. John Higgins and Charles Berkman.  Each Warburg Pincus Reporting Person disclaims beneficial ownership of all shares of Common Stock reported herein (including shares of Common Stock issuable upon exercise of the Warrant) and the Warrant.  The filing of this Amendment No. 2 shall not be construed as an admission of such beneficial ownership, that the Warburg Pincus Reporting Persons constitute a person or group or that the Warburg Pincus Reporting Persons, Parent and any of the Voting Agreement Parties constitute a group.

(b)                                 Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,071,402 shares of Common Stock it may be deemed to beneficially own (assuming the full exercise of the Warrant).  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 16,071,402 shares of Common Stock it may be deemed to beneficially own (assuming the full exercise of the Warrant).  Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and Co-President and Managing Member of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all securities beneficially owned by the other Warburg Pincus Reporting Persons.

(c)                                  No transactions in the Common Stock were effected during the past sixty days by any of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the persons set forth on Schedule I of the Original Schedule 13D.

Item 6.                                                        Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, WP VIII has entered into a Voting Agreement and a Proxy.  The information set forth in Item 4 with  respect to the Voting Agreement and the Proxy is incorporated into this Item 6 by reference in its entirety.

Item 7.                                                        Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.6.     Voting Agreement, dated as of August 23, 2009, by and between Ligand Pharmaceuticals Incorporated and Warburg Pincus Private Equity VIII, L.P.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners, LLC, its
General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: August 25, 2009	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: August 25, 2009

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.